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FOR IMMEDIATE RELEASE                               December 1, 2004

For further information, contact:                   Pamela G. Boone
                                                    Vice President Finance, CFO
                                                    636-733-1600



                            MAVERICK TUBE CORPORATION
                  Commences Exchange Offer for Its Outstanding
              4.00% Convertible Senior Subordinated Notes Due 2033


St. Louis, MO, December 1, 2004 - Maverick Tube Corporation (NYSE:MVK) today announced that it has filed a registration statement on Form S-4 with the Securities and Exchange Commission to register its offer to exchange $120 million principal amount of its 2004 4.00% convertible senior subordinated notes due 2033 ("New Notes") for an equal amount of its currently outstanding 4.00% convertible senior subordinated notes due 2033 ("Old Notes"). Maverick will pay an exchange fee of $2.50 for each $1,000 principal amount of Old Notes accepted for exchange and provide public acquirer change of control provisions.

Maverick is commencing the exchange offer because of the adoption of Emerging Issues Task Force Issue No. 04-8 ("EITF 04-8"), "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." Effective for periods ending after December 15, 2004, EITF 04-8 will change the accounting rules applicable to Maverick's existing Old Notes by requiring Maverick to include the shares of common stock issuable upon conversion of the Old Notes in its fully diluted shares outstanding for purposes of calculating diluted earnings per share. Under EITF 04-8, the existing Old Notes will be dilutive even if the conditions to conversion are not satisfied.

The terms of the New Notes will be substantially identical to the Old Notes, except for the "net share settlement" and "public acquirer change of control" provisions. The net share settlement provision generally will require Maverick to settle all conversions for a combination of cash and shares, if any, in lieu of only shares. Cash paid will be equal to the lesser of the principal amount of the New Notes and their conversion value. Shares of Maverick common stock will be issued only to the extent the conversion value exceeds the principal amount of the New Notes. Also, upon certain transactions that constitute a change of control in which the acquirer's common stock is traded on a U.S. national securities exchange or quoted on the Nasdaq National Market, the New Notes will become convertible into the common stock of the acquirer, subject to the net share settlement provision.

Under the new accounting rules, the inclusion of the net share settlement provision will result in Maverick not being required to include any shares issuable upon conversion of the New Notes in its calculation of fully diluted shares of common stock outstanding until the market price of Maverick's common stock exceeds the conversion price, and then Maverick would be required to

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include only the number of shares that would then be issuable based upon the in-the-money value of the New Notes at the end of a reporting period.

The exchange offer will expire at midnight, Eastern Standard Time, on December 29, 2004, unless extended or earlier terminated by Maverick.

Maverick urges investors and security holders to read the exchange offer materials, including the prospectus, registration statement on Form S-4, Schedule TO and related materials, because they contain important information. Investors and security holders may obtain the prospectus and related materials at no charge through the information agent for the exchange offer, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005 at (800) 735-3591 (toll-free) or (212) 269-5550 (banks and brokerage firms). J.P. Morgan Securities Inc. is acting as the exclusive dealer manager for the exchange offer. Questions regarding the exchange offer may be directed to D.F. King & Co., Inc. at the phone numbers listed above.

The registration statement relating to the exchange offer has been filed with the Securities and Exchange Commission but has not yet become effective. The New Notes may not be issued, nor may the exchange offer be accepted, prior to the time the registration statement becomes effective. This press release is neither an offer to sell nor a solicitation of an offer to buy. There shall not be any sale of the New Notes to be issued in the exchange in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of such state.

Maverick Tube Corporation is a St. Louis, Missouri based manufacturer of tubular products used in the energy industry for drilling, production, well servicing and line pipe applications, as well as industrial tubing products (HSS, electrical conduit and standard pipe) used in various applications.

Forward-Looking Statements

Certain matters discussed in this press release are forward-looking statements regarding the timing of the exchange offer and the accounting treatment of the Old Notes and New Notes. Maverick's ability to complete the exchange offer will depend on, among other things, market conditions, investor acceptance of the offer, effectiveness of the registration statement, our obtaining an amendment to our senior credit facility that permits us to effect the offer, and the satisfaction of the other conditions to the offer discussed in the prospectus. There can be no assurance that Maverick will complete the exchange offer on the anticipated terms, or at all. In addition, the inclusion or exclusion of shares issuable upon conversion of the Old Notes and the New Notes from fully diluted shares outstanding is based on current accounting guidance, which could change in the future. Factors affecting Maverick's business are contained in its periodic filings with the Securities and Exchange Commission, copies of which can be obtained at Maverick's investor relations website at www.mavericktube.com.




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